Exhibit 2.1
                                                                     -----------

                             STATEMENT OF CONTROL PERSON


The Statement on this Schedule 13G/A dated Febraury 14, 2003 with respect to the common stock no par value per share of Pharmacopeia, Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as a control person (HC) of OrbiMed Advisors LLC, OrbiMed
Advisors Inc. and OrbiMed Capital LLC

OrbiMed Advisors Inc. and OrbiMed Advisors LLC file this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA) and OrbiMed Capital LLC files this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k), respectively, as a corporation (CO).